Contact

www.linkedin.com/in/toddenneking (LinkedIn)

Top Skills

Anti-Money Laundering
Operations Management
Security Management

Todd Enneking

Director, Investor Relations at Digital Capital Management
San Diego County, California, United States

Summary

Experienced executive with wide and deep skills in most aspects of the investment management industry. Skilled COO, CSO, AML Officer, VP of Development and Director of Investor and Partner Relations. Strong operations, compliance, finance, sales and IT knowledge. Excellent relationship and communication skills as well as attention to detail.

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Experience

Presearch
Project Manager and AML Officer
July 2023 - Present (2 years 10 months)
United States

Digital Capital Management
11 years 7 months

Chief Operating Officer and AML Compliance Officer
January 2021 - Present (5 years 4 months)

Director, Investor Relations
January 2018 - Present (8 years 4 months)
San Diego, California, US

Chief Security Officer
October 2014 - Present (11 years 7 months)
San Diego, California, US

Psalion
AML Compliance Officer
January 2021 - Present (5 years 4 months)

Community Collaboration Incorporated
Leader of IT Board
2005 - Present (21 years)

TLC...the Learning Center
President
2003 - June 2018 (15 years)

Cleo
15 years 11 months

VP, Solutions
April 2012 - January 2018 (5 years 10 months)
Rockford, Illinois Area

I worked at Cleo for 15 years. It was an awesome place to work. I wish everyone there my best.

VP, Business Development
March 2009 - April 2012 (3 years 2 months)

VP Engineering & IT
March 2002 - March 2009 (7 years 1 month)

Crypto Currency Fund
CSO
January 2014 - September 2014 (9 months)

HIMSS
Member
2007 - 2009 (2 years)

Ingersoll Milling Machine
CIO
1982 - 2002 (20 years)

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Education

Illinois State University
Bachelor of Science, Mathematics and Computer Science · (1978 - 1981)